UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-33768

AIX INC.

27/F, Pearl River Tower
No.15 West Zhujiang Road
Tianhe District, Guangzhou 510623
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENT

Change in Registrant’s Certifying Accountant

Previous Independent Registered Public Accounting Firm

On January 23, 2025, AIX Inc. (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as its independent registered public accounting firm. The Company has appointed Enrome LLP (“Enrome” or the “Successor Auditor”) as its independent registered public accounting firm. The change of its independent registered public accounting firm has been approved by the board of director and the audit committee of the board. The decision to replace Deloitte was not made due to any disagreements between the Company and Deloitte.

The reports of Deloitte on the Company’s consolidated financial statements for the fiscal years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the Company’s two most recent fiscal years ended December 31, 2023 and the subsequent interim period through January 23, 2025, there have been no (i) disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

The Company has provided Deloitte with a copy of this Form 6-K which includes the disclosures hereunder and required under Item 16F of Form 20-F and requested from Deloitte a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Deloitte’s letter dated January 23, 2025 is attached as Exhibit 16.1 to this Form 6-K.

New Independent Registered Public Accounting Firm

During the Company’s two most recent fiscal years ended December 31, 2023 and the subsequent interim period prior to engaging the Successor Auditor, neither the Company nor anyone on its behalf has consulted with the Successor Auditor on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that the Successor Auditor concluded was an important factor considered by the Company in reaching a decision as to any accounting, audit, or financial reporting issue or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibits to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2024 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations and to its Form S-8 (Nos. 333-151271, 333-274450 and 333-277841).

EXHIBIT INDEX

Exhibit Number	Description

16.1	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP, dated January 23, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIX Inc.

By:	/s/ Yinan Hu
Name:	Yinan Hu
Title:	Chief Executive Officer

Date: January 23, 2025

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